Santiago, November 21, 2025

Mrs.
Solange Berstein Jáuregui
President
Financial Markets Commission
Present

Ref.	Communication of Material Fact. Statements from directors regarding the sale of 49.99% of the subsidiary Getnet Chile S.A.

Mrs President,

In accordance with Articles 9 and 10 of Law No. 18,045, it is hereby informed that, regarding the extraordinary shareholders' meeting of Banco Santander - Chile, convened for December 10, 2025, at 3:00 p.m., to decide on the offer from Getnet Payments, S.L. to Banco Santander-Chile and Santander Asesorías Financieras Limitada for the purchase of 49.99% of the shares of the subsidiary Sociedad Operadora de Tarjetas de Pago Santander Getnet Chile S.A. and its terms and conditions, the decision of the directors of Banco Santander-Chile regarding this transaction is available at the bank's offices and on its website, hyperlink https://ir.santander.cl/junta-de-accionistas?lang=es-CL, pursuant to Article 147 No. 6 of Law 18,046.

Sincerely,

Guillermo Sabater Maroto
Deputy CEO
Banco Santander Chile